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                                                     December 14, 2000


Ms. Johanna V. Lossert
Securities and Exchange Commission
450 5th Street, N.W.
Mail Stop 4-6
Washington, DC  20549

         Re:      e-PROFILE, Inc. Registration Statement on
                  Form S-1 (File No. 333-43218) Request for Withdrawal
                  ----------------------------------------------------

Dear Ms. Lossert:

     Pursuant to Rule 477 of the Securities Act of 1933, as amended, e-PROFILE, Inc. (the "Registrant") hereby requests the withdrawal of its Registration Statement on Form S-1 (File No. 333-43218), together with all exhibits thereto (the "Registration Statement"), originally filed with the Commission on August 7, 2000, on the grounds that current market conditions do not support a public offering of the Registrant's Common Stock at this time. The Registration Statement has not yet been declared effective and no securities have been offered or sold pursuant to the Registration Statement. Accordingly, we request that an order granting withdrawal of the Registration Statement be issued immediately.

     Should you have any questions or require additional information, please contact our counsel, Brian M. Katz, Esquire, of the law firm of Pepper Hamilton LLP at (215) 981-4193.



                                            Very truly yours,

                                            /s/ Michael Sanchez
                                            --------------------------
                                            Michael Sanchez, President